Heron Therapeutics, Inc.

4242 Campus Point Court, Suite 200

San Diego, California 92121

(858) 251-4400

October 13, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention: Jason Drory

Re:	Heron Therapeutics, Inc.

Registration Statement on Form S-3 (File No. 333-267781)

To Whom it May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Heron Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above referenced registration statement (the “Registration Statement”) be accelerated to October 18, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP by calling Branden C. Berns at (415) 393-4631.

Very truly yours,

Heron Therapeutics, Inc.

By:	/s/ Jeff Cohn
Name:	Jeff Cohn
Title:	Executive Director, Assistant General Counsel & Assistant Secretary

cc:	Ryan A. Murr, Gibson, Dunn & Crutcher LLP Branden C. Berns, Gibson, Dunn & Crutcher LLP